Exhibit 99.1

Lifezone Metals Files the Feasibility Study Technical Report Summary for the Kabanga Nickel Project in Tanzania

Confirms Robust Economics and Declares First-Ever Mineral Reserves for the World-Class Nickel Sulfide Project

Proven and Probable Mineral Reserves of 52.2 Million Tonnes (100% Basis; LZM Attributable: 43.9 Million Tonnes) Grading 1.98% Nickel, 0.27% Copper and 0.15% Cobalt

18-Year Mine Life with Steady-State Production Rate of 3.4 Million Tonnes per Annum

Total Production of 902,000 Tonnes of Nickel,
134,000 Tonnes of Copper and 69,000 Tonnes of Cobalt in Intermediate Product over the Life of Mine (100% Basis)

First Quartile Cost of Production, with Low All-In Sustaining Costs Averaging $3.36 per Pound Payable Nickel

Low Initial Capital Intensity of Approximately $18,800 per Tonne per Annum of Nickel Production

$1.58 Billion After-Tax NPV (8%) and 23.3% After-Tax IRR at $8.49 per Pound Nickel Price with Payback of 4.5 Years from First Production

Webcast with Lifezone’s Leadership Team on Monday, July 21, 2025 at 10 AM ET

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July 18, 2025

New York (USA) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, and Chief Operating Officer, Gerick Mouton, today announced the filing of the Feasibility Study Technical Report Summary for Lifezone’s flagship Kabanga Nickel Project, located in northwest Tanzania. The Feasibility Study was prepared in accordance with Subpart 229.1300 of Regulation S-K (S-K 1300) and supports the declaration of Mineral Reserves for the first time ever in Kabanga’s 50-year history from discovery. The Feasibility Study builds on the foundation established by the Initial Assessment (refer to Lifezone’s June 2, 2025 news release) and focuses only on the initial development phase of Kabanga, which includes a 3.4 million tonnes per annum mechanized underground mine, mill, concentrator, tailings storage facility, and supporting infrastructure.

The Feasibility Study Technical Report Summary has been filed on Form 6-K with the U.S. Securities and Exchange Commission and made available on EDGAR and the Company’s investor relations website.

Feasibility Study Technical Report Summary highlights:

This Feasibility Study is based on detailed design and engineering to support an Association for the Advancement of Cost Engineering Class 3 cost estimate (±15%) and modifying factors to support the declaration of Mineral Reserves. It demonstrates that the Kabanga Nickel Project can be developed and operated in a technically feasible and economically viable manner.

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The Feasibility Study is based solely on Measured and Indicated Mineral Resources converted to Proven and Probable Mineral Reserves respectively, and does not include Inferred Mineral Resources in the mine plan or economic analysis. The Kabanga Nickel Project is 84% owned by Lifezone and 16% by the Government of Tanzania. Project economics presented below are shown on a 100% basis.

●	18-year life of mine mining operation with total ore production of 52.2 million tonnes (100% basis; Lifezone attributable is: 43.9 million tonnes) grading 1.98% nickel, 0.27% copper and 0.15% cobalt.

●	3.4 million tonnes per annum concentrator, producing a high-grade nickel, copper, and cobalt concentrate grading 17.5% nickel, as an intermediate product for downstream processing, and containing a total of 902,000 tonnes of nickel, 134,000 tonnes of copper and 69,000 tonnes of cobalt over the life of mine (100% basis).

●	Low all-in sustaining costs averaging $3.36 per pound of nickel contained in concentrate, net of copper and cobalt by-product credits. Based on analysis provided by CRU International Ltd. (CRU Group), Kabanga will fall within the first quartile of the global nickel cost curve.

●	Pre-production capital costs of $942 million, including 9.7% contingency. Total life of mine capital of $2.49 billion includes pre-production capital costs, contingency, capitalized operational expenditures, growth capital, sustaining and closure costs. Life of mine revenue from sales totals $14.1 billion, net of realization costs, with after-tax free cash flow of $4.6 billion.

●	After-tax net present value of $1.58 billion using an 8.0% discount rate and after-tax internal rate of return of 23.3%, based long-term consensus metal prices of $8.49 per pound nickel, $4.30 per pound copper, and $18.31 per pound cobalt.

●	The Government of Tanzania is expected to receive an equitable share of the total economic benefits from the Kabanga Nickel Project through the Economic Benefit Sharing Principle (EBSP). This includes dividends from its 16% free-carried interest, $1.2 billion in royalties, fees, levies and duties, and $2.4 billion in corporate income taxes estimated in the Feasibility Study economic model.

Lifezone’s Board of Directors has approved the Kabanga Nickel Project Feasibility Study and directed management to commence with the execution readiness phase, including the project financing process leading to a Final Investment Decision. During this execution readiness phase, Lifezone will advance pending permitting, remaining approvals and commercial tenders, while finalizing technical work to support critical path construction activities. A diversified funding strategy is underway, and discussions are ongoing with strategic investors and lenders. Kabanga’s strong economics and alignment with global critical minerals priorities positions it well for sustainable financing.

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Mr. Showalter commented: “The completion of the Feasibility Study is a defining moment for Lifezone and the Kabanga Nickel Project. It confirms the technical and economic strength of one of the world’s most significant undeveloped nickel sulfide deposits. With declared Mineral Reserves, robust economics and path to Final Investment Decision targeted for 2026, we are advancing a project that not only delivers strategic value to the critical metals supply chain, but also creates long-term economic benefits for Tanzanians. Our commitment to responsible mining, local partnerships and in-country beneficiation remains central to our vision of enabling cleaner supply chains.”

Mr. Mouton added: “The Feasibility Study underscores the depth of technical rigor and strategic collaboration behind this world-class project. We have defined a capital-efficient and technically sound operation that harnesses Tanzania’s expanding infrastructure and responds to global demand for responsibly sourced critical metals. Our focus remains on minimizing environmental impact, maintaining transparent engagement with host communities, and delivering enduring value for all stakeholders. This historic milestone would not have been possible without the dedication and expertise of the many consultants and contractors who contributed to the study’s success and we thank them for their professionalism and commitment.”

MONDAY: Webcast with Lifezone’s leadership team at 10:00 AM ET

The company invites shareholders, investors, and members of the media to join a virtual presentation and discussion of the key highlights of the Feasibility Study.

●	Date: Monday, July 21, 2025.

●	Time: 10:00 AM Eastern Time.

●	Location: Virtual (please click the webcast registration link).

The presentation slides will be available on Lifezone’s website, and the webcast will be archived and accessible for replay for a limited time after the event.

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Figure 1: Overview of the Kabanga site camp.

Table 1: Summary of the Feasibility Study results (100% basis).

Kabanga Mine and Concentrator (100% basis)	
Mine Life	18 years
Total Mill Feed	52.2 Mt
Nameplate Mill Throughput	3.4 Mtpa
Average Nickel Feed Grade	1.98%
Average Copper Feed Grade	0.27%
Average Cobalt Feed Grade	0.15%
Average Nickel Recovery	87.3%
Average Copper Recovery	95.6%
Average Cobalt Recovery	89.6%
Total Concentrate Produced	5,170 kt dry
Average Nickel Concentrate Grade	17.5%
Moisture Content of Concentrate	9.0%
Total Nickel Production (in concentrate)	902 kt
Total Copper Production (in concentrate)	134 kt
Total Cobalt Production (in concentrate)	69 kt
Operating Costs	
Mining	$52.18/t processed
Processing	$12.15/t processed
Owner's Cost and Mining Licence Fee	$5.77/t processed
Total Site Operating Costs	**$70.10/t processed**
All-In Sustaining Costs	
Mining	$1.75/lb payable Ni
Processing	$0.41/lb payable Ni
G&A	$0.19/lb payable Ni
Concentrate Transport and Freight Insurance	$0.55/lb payable Ni
Total Cash Cost (before by-product credits)	**$2.90/lb payable Ni**
Royalties	$0.76/lb payable Ni
Sustaining Capital Expenditures	$0.82/lb payable Ni
All-In Sustaining Costs (before by-product credits)	**$4.48/lb payable Ni**
Copper By-Product Credit	-$0.41/lb payable Ni
Cobalt By-Product Credit	-$0.71/lb payable Ni
Total All-In Sustaining Costs	**$3.36/lb payable Ni**
Capital Expenditures	
Pre-Production Capital Expenditures (incl. contingency)	$942M
Capitalized Operating Expenditures	$168M
Growth Capital Expenditures	$42M
Sustaining Capital Expenditures (incl. Closure)	$1.34B
Total Capital Costs (incl. contingency)	$2.49B
Valuation Metrics	
Long-Term Nickel Price	$8.49/lb
Long-Term Copper Price	$4.30/lb
Long-Term Cobalt Price	$18.31/lb
Discount Rate	8.0%
After-Tax Net Present Value	**$1.58B**
After-Tax Internal Rate of Return	**23.3%**
After-Tax Payback Period from first production	4.5 years
Capital Efficiency (NPV/Pre-Production Capex & Capitalized Opex)	1.4

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Kabanga Nickel Project Feasibility Study overview

The Feasibility Study outlines a development plan for the Kabanga Nickel Project, focused on the construction and operation of a 3.4 million tonnes per annum underground mine and concentrator. The mine will produce a total of 52.2 million tonnes of ore (100% basis) over an 18-year life of mine, with an average grade of 1.98% nickel, 0.27% copper and 0.15% cobalt, sourced from the North, Tembo and Main zones.

Metallurgical concentrator recoveries are expected to average 87.3%, 95.6%, and 89.6% for nickel, copper, and cobalt respectively, achieved through conventional froth flotation. The concentrator will produce approximately 350,000 tonnes (dry) per annum nickel-copper-cobalt flotation concentrate containing 17.7% nickel, with only low levels of deleterious elements, at the steady-state 3.4 million tonnes per annum production rate. The high-grade nickel-copper-cobalt intermediate product will be transported to the Port of Dar es Salaam for export to international customers.

The Kabanga Nickel Project is expected to deliver industry-leading cost performance. According to benchmarking completed by CRU Group, Kabanga’s all-in sustaining costs will place it firmly within the first quartile of the global nickel cost curve, underscoring the project’s competitiveness against other nickel sulfide and laterite producers. This low-cost profile is driven by Kabanga’s high-grade nickel mineralization, strong metallurgical recoveries, and valuable copper and cobalt by-products.

Figure 2: CRU Group’s nickel all-in sustaining costs for 2025.

DATA: CRU Nickel Cost Model and CRU Nickel Asset Services. Cost estimates for the Kabanga Project have been provided by Lifezone Metals using CRU price assessments for by-product credits. The chart excludes a small volume of platinum group metals (PGM) miners that produce nickel as a by-product. In USD 2024 real terms.

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The Feasibility Study estimates pre-production capital expenditures of $942 million, including 9.7% contingency, capitalized operating expenditures of $168 million, sustaining capital expenditures (including closure costs) of $1.34 billion and $42 million of growth capital.

Two years of construction is planned, followed by a four-year ramp-up to full-scale capacity for the mine and concentrator.

The capital cost, operating cost and sustaining capital cost estimates were prepared as part of the Feasibility Study and are classified as Association for the Advancement of Cost Engineering (AACE) Class 3 estimates, with an accuracy range of ±15%, consistent with the standards for a Feasibility Study under S-K 1300. These estimates are based on detailed engineering, vendor quotations and benchmarked data, supporting the declaration of Mineral Reserves and the economic viability of the Kabanga Nickel Project.

Using long-term consensus metal prices of $8.49 per pound nickel, $4.30 per pound copper and $18.31 per pound cobalt, the Feasibility Study generates an after-tax net present value of $1.58 billion at an 8% discount rate and an after-tax internal rate of return of 23.3%.

The Kabanga Nickel Project is 84% owned by Lifezone and 16% by the Government of Tanzania. All Mineral Reserves and Mineral Resources are shown on an attributable to Lifezone basis, except when indicated otherwise. For a discussion of Lifezone’s Framework Agreement with the Government of Tanzania relating to the Kabanga Nickel Project, including equitable sharing of the economic benefits, see Item 10 C of the Lifezone’s Annual Report on Form 20-F for the year ended December 31, 2024 on the Company’s website or sec.gov.

Figure 3: Kabanga Nickel Project location in Tanzania.

Kabanga is in the northwest of Tanzania, approximately 1,300 kilometers northwest of Dar es Salaam. The Kabanga mine, concentrator, and associated infrastructure are located at the Kabanga Site. The Kabanga Site is reached by 77 kilometers of unpaved public road from the paved National Route B3. Grid electricity is currently supplied to the site by the Tanzania Electric Supply Company Limited (TANESCO) and is sufficient for construction and initial mine development.

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Table 2: Kabanga Mineral Reserve Estimates3 as at July 18, 2025.

1.	The effective date of the Mineral Reserves is July 18, 2025.

2.	Mineral Reserves are reported based on the December 2024 Mineral Resource model.

3.	Mineral Reserves are reported showing the LZM-attributable tonnage portion, which is 84.0% of the total Project Mineral Reserves.

4.	Mineral Reserve cut-offs grades are based on a USD 8.50/lb nickel price, USD 4.24/lb copper price and USD 18.34/lb cobalt price; the overall average nickel, copper and cobalt metallurgical recoveries are 81%, 89%, and 84%, respectively.

5.	Elevated NSR cut-off values were selected for each mine namely, USD 170/t at North (upper), USD 100/t at North (lower) and Tembo, and USD 85/t at Main.

6.	All the cut-off values include allowances for metallurgical recoveries, payability, deductions, transport and royalties.

7.	An economic analysis has been conducted using a long-term nickel price of USD 8.49/lb, copper price of USD 4.30/lb and cobalt price of USD 18.31/lb.

8.	The point of reference for the Mineral Reserves is the point of feed into the processing facility.

9.	Totals may vary due to rounding.

10.	The Ni, Cu, and Co recovery estimates for the respective MSSX and UMIN categories have been calculated using the metallurgical recovery algorithm formulas detailed in Section 10 (Table 10-12 and Table 10-13) and the combined Proven and Probable recovery for each reflects the weighted average recovery based on the tonnage and grade. The total combined recovery for the blend (MSSX+UMIN) reflects the outputs of the same recovery formula applied to the FS mine and processing schedule

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Mineral Reserve estimates have been classified in accordance with the definitions for Mineral Reserves in S-K 1300. Longhole stoping with paste backfill is the mining method which, following ramp-up, will produce 3.4 million tonnes per annum of ore. The Proven and Probable Mineral Reserves were estimated by calculating optimized economic cut-off values for mining underground stopes, in the various mine locations within the mine design.

Table 3: Kabanga Mineral Resource Estimates2 shown exclusive of Mineral Reserves at December 4, 2024.

1.	Mineral Resources in Table 3 are reported exclusive of Mineral Reserves (see Table 2).

2.	Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 84.0% of the total.

3.	Cut-off applies to NiEq24, which is derived using a nickel price of USD 9.50/lb, copper price of USD 4.50/lb, and cobalt price of USD 23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.

4.	NiEq24 formulas are: MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497) and UMIN NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480).

5.	The point of reference for Mineral Resources is the point of feed into a concentrator.

6.	All Mineral Resources in the 2024MRU were assessed for reasonable prospects for economic extraction by reporting only material above cut-off grades of: MSSX NiEq24>0.73% and UMAF NiEq24>0.77%.

7.	Totals may vary due to rounding.

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Figure 4: Kabanga Nickel Project execution schedule.

Feasibility Study confirms Kabanga as a low-cost, high-grade source of critical metals

The Feasibility Study includes an 18-year mine plan based on a detailed underground mine design, accessing Proven and Probable Mineral Reserves (see Table 2 above). Over the life of mine, the Project will produce a high-grade nickel-copper-cobalt intermediate product.

Total site operating costs are expected to average $70.10 per tonne milled, inclusive of mining, processing and general and administrative costs. On an all-in sustaining cost basis, Kabanga costs are estimated at $3.36 per pound of payable nickel in concentrate, net of copper and cobalt by-product credits.

Figure 5: Kabanga all-in sustaining cost breakdown.

Pre-production capital expenditures are estimated at $942 million, including 9.7% contingency, and covering underground mine development, concentrator construction, tailings storage facility and supporting infrastructure. The project demonstrates strong capital efficiency, with an initial capital intensity of approximately $18,800 per tonne per annum of nickel production – calculated by dividing pre-production capital expenditures by total life of mine contained nickel metal in intermediate product of 902,000 tonnes over 18 years.

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Pre-production capitalized operating expenditures are expected to total $168 million. Total project capital over the life of mine is estimated at $2.49 billion, including sustaining capital, closure costs and growth capital.

The Feasibility Study confirms strong project economics under consensus long-term metal prices, including robust free cash flow, a compelling net present value and a high internal rate of return.

Figure 6: Estimated project cash flows.

In addition, the Feasibility Study demonstrates Kabanga’s strong economic resilience across a range of nickel price scenarios. Even under a $7.00 per pound nickel scenario, the Project maintains an after-tax net present value of $909 million and an internal rate of return above 17%. This resilience is underpinned by the Project’s high-grade mineralization, strong metallurgical recoveries, valuable copper and cobalt by-products, low all-in sustaining costs and high capital efficiency. At $10.00 per pound nickel, Kabanga generates an after-tax net present value of $2.3 billion and an internal rate of return above 28%.

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Figure 7: Sensitivity analysis of after-tax net present value (8%).

Mine development strategy supports early execution and long-term scalability

The Feasibility Study supports an underground mine at Kabanga, designed to balance early capital efficiency with long-term operational and product marketing flexibility. Access to the underground mining areas will be established via surface declines at both the North and Tembo zones. To support efficient material movement and traffic flow, North Mine includes a second decline for most of its depth, enabling one-way travel for haulage and services and is future proofed for electrification options in the future. The lower portion of North will be accessed via a single decline. Main zone, which will be developed later in the mine life, will be accessed from underground via the North Mine infrastructure. This configuration supports a streamlined ramp-up to a steady-state production rate of 3.4 million tonnes per annum.

Figure 8: Mineral Reserves Mine design.

Mining will be executed using longhole stoping with paste backfill, supported by a robust geotechnical model and engineered for mechanized, safe and efficient extraction. Stope dimensions and sequencing have been optimized to prioritize high-grade zones, particularly in the North Mine, which is expected to contribute the majority of early mill feed. Tembo Mine will provide additional feed from Year 1, with Main Mine supplementing production in later years.

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Table 4: Ore mined by zone (100% basis).

The underground timeline includes a two-year development and a four-year production ramp-up period, during which critical underground infrastructure (ventilation, dewatering, backfill systems, and services) will be established. To ensure disciplined execution and cost control, the first five years of mining will be undertaken by an experienced underground mining contactor, selected through a competitive tender process. This approach enables early revenue generation while preserving flexibility for future expansion.

Figure 9: Kabanga production schedule by source.

Conventional concentrator optimized for high-grade sulfide recovery

The Feasibility Study confirms the design of a 3.4 million tonne per annum concentrator at the Kabanga Site, aligned with the underground mine’s steady-state production rate. The facility will process both massive sulfide and disseminated ultramafic ore types.

The flowsheet incorporates conventional crushing, grinding, and flotation circuits to recover nickel, copper, and cobalt sulfide minerals. The concentrator will produce approximately 350,000 tonnes (dry) per year nickel-copper-cobalt flotation concentrate containing 17.7% nickel, 2.6% copper, and 1.3% cobalt, with low levels of deleterious elements such as magnesium oxide (averaging 0.6% over the life of mine), at the steady-state 3.4 million tonnes per annum production rate.

The flowsheet is based on proven, commercially established technology and uses widely available reagents, ensuring operational reliability and metallurgical efficiency. It also includes a dedicated pyrrhotite flotation circuit to separate iron sulfide minerals from the nickel-copper-cobalt flotation tailings.

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Figure 10: Simplified concentrator process flowsheet.

Nickel-copper-cobalt intermediate product produced at the Kabanga Site will be loaded in sealed reusable flexible bulk containers with a payload of 9.3 tonnes each, and transported by road and rail to the Port of Dar es Salaam for export to international customers. This secure and efficient logistics solution minimizes product loss, supports environmental safety, and enables backhaul of reagents and consumables to site.

Non-pyrrhotite tailings will be used in underground paste backfill, while pyrrhotite tailings will be stored in a lined tailings storage facility.

With its high-grade, low-impurity intermediate product, Kabanga has received strong interest from potential offtake partners. Indicative, non-binding terms have been received for 100% of the intermediate product with potential customers providing payment and delivery terms.

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Figure 11: Kabanga concentrator 3D model layout.

The Feasibility Study outlines a comprehensive and sustainable tailings management strategy in line with Global Industry Standard on Tailings Management and Australian National Committee on Large Dams best practices. The non-pyrrhotite tailings will be predominantly used as underground backfill along with the crushed mine waste rock (blended at 55% non-pyrrhotite tailings / 45% crushed waste rock). The remaining non-pyrrhotite tailings and pyrrhotite tailings will be stored in a fully lined downstream constructed tailings storage facility with a leakage collection system and subaqueous deposition to mitigate oxidation. The tailing storage facility is designed to accommodate up to 50 million tonnes and will have stormwater holding capacity of a 1:10,000 annual exceedance probability, 72-hour storm event. Closure plans include a water-shedding landform and multi-layer cover system. The design has been reviewed by an Independent Tailings Review Board, Government of Tanzania regulators and other industry experts.

Tanzanian infrastructure investments strengthen Kabanga’s development platform

Tanzania has an established mining sector supported by extensive national infrastructure. Ongoing government and private sector investments are enhancing power, rail, water, and port capacity, which are expected to benefit the Kabanga Nickel Project. Key infrastructure projects include:

●	The Julius Nyerere Hydropower Project (2,100 MW), now 99.8% complete.

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●	The Standard Gauge Railway (SGR), with cargo services already running between Dar es Salaam and Dodoma.

●	DP World’s $250 million investment into the Port of Dar es Salaam, which has significantly reduced vessel docking times and enhanced cargo handling efficiency.

These infrastructure upgrades will provide a strong foundation for Kabanga’s logistics strategy, enabling efficient transport, and positioning Tanzania as a competitive hub for mineral exports and industrial growth.

Figure 12: Key routes of Tanzania’s Standard Gauge Railway project.

Image source: Fitch Solutions.

At the Kabanga Site, intermediate product will be loaded into reusable flexible bulk containers under a covered facility and transported approximately 347 kilometers by road to the Isaka Dry Port using contractor-operated flatbed trucks. From Isaka, the intermediate product will be railed 894 kilometers via the Standard Gauge Railway to the Kwala Dry Port, and then travel the final 88 kilometers to the Port of Dar es Salaam via a dedicated “Port Link” rail connection.

The Standard Gauge Railway is currently under construction and is expected to be operational at Isaka by November 2026. The Kabanga logistics system is designed to handle on average 350,000 dry tonnes of intermediate product per year, with train departures every 48 hours and a typical payload of 1,860 tonnes per train.

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Figure 13: Kabanga proposed logistics route.

Aligning with leading international ESG frameworks

Lifezone is committed to the responsible development of the Kabanga Nickel Project, aligning with both Tanzanian regulatory requirements and internationally recognized environmental, social and governance (ESG) standards. The project operates within the legal framework of the United Republic of Tanzania, complying with national laws related to environmental protection, social impact management, land access, resettlement, and permitting.

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In addition to national requirements, the project seeks alignment with leading international ESG standards and frameworks, including the International Finance Corporation Performance Standards, the Equator Principles, the Global Industry Standard on Tailings Management, and guidelines issued by the Australian National Committee on Large Dams and the International Council on Mining and Metals.

Comprehensive Environmental and Social Impact Assessments have been completed for the Kabanga Site and the Resettlement Sites, with approval certificates granted by Tanzania’s National Environment Management Council, both of which have been updated to meet international standards. Updates to the Environmental and Social Management Plan have been completed to reflect increased plant throughput and tailings storage requirements, and are awaiting Tanzania’s National Environment Management Council approval.

Figure 14: Signing of compensation agreements by a Physically Displaced Household, facilitated by Ramson Msemakweli, Resettlement Lead, June 2024.

The Kabanga Nickel Project will need to acquire 4,073 hectares of land located within the Special Mining Licence area, and implement a Resettlement Action Plan to manage land acquisition and resettlement. The current Resettlement Action Plan (May 2025), which aligns with the International Finance Corporation Performance Standard 5, outlines a comprehensive framework for resettlement implementation including compensation strategies, stakeholder engagement, and livelihood restoration. It aims to restore, and where possible, improve, the quality of life for physically and economically displaced households.

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As of July 2025, approximately 96% of cash compensation agreements have been paid, with clear steps to enable the project to begin construction of resettlement housing and relocation activities across seven resettlement host sites.

The Resettlement Action Plan is supported by a Resettlement Stakeholder Engagement Plan and a Resettlement Working Group, ensuring inclusive, transparent consultation with affected communities.

Advancing economic growth and industrial development in Tanzania

The Kabanga Nickel Project is expected to deliver lasting economic benefits for Tanzanians through job creation and training, infrastructure investment and domestic value addition. It aligns with the Government of Tanzania’s goals for industrialization and participation in the global clean energy transition.

The Framework Agreement signed with the Government of Tanzania in 2021 outlines an equitable Economic Benefit Sharing Principle. This ensures that income generated by the project is shared between Kabanga Nickel Limited and the Government, on an economic basis, through dividends, taxes, royalties, duties and levies. The Agreement reflects a strong alignment with national development priorities and community upliftment.

At steady-state operations, the Project will employ approximately 1,090 people, with 91% of roles projected to be filled by Tanzanian nationals. The workforce strategy includes skills development, localization planning and engagement with the Department of Labour to ensure compliance with national employment regulations. Thousands of additional indirect jobs are anticipated through local supply chains and service providers.

The proposed Kahama Refinery, located in the Buzwagi Special Economic Zone, remains an important strategic component of Lifezone’s vertically integrated development plan, but it has not been included in the scope of the Feasibility Study.

Comparison to the June 2025 Initial Assessment

The completion of the Feasibility Study marks a significant milestone in the development of the Kabanga Nickel Project, building on the foundation established by the June 2025 Initial Assessment. While the Initial Assessment evaluated a fully integrated development concept that included mining and concentrate production at Kabanga followed by hydrometallurgical refining at Kahama, the Feasibility Study only focuses on the underground mine and concentrator. The Feasibility Study provides a more detailed assessment of the project’s technical and economic viability, while continuing to develop the potential for downstream processing in a future phase to produce beneficiated products that meet the market’s needs.

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Table 5: Comparison of key metrics between the Initial Assessment and Feasibility Study.

For information on the Kabanga Nickel Project June 2025 Initial Assessment refer to Lifezone’s news release dated June 2, 2025 and the Technical Report Summary titled “Initial Assessment – Technical Report Summary Kabanga Nickel Project” and dated June 2, 2025 available on EDGAR and the Company’s investor relations website. The Initial Assessment is preliminary in nature and includes economic analyses that incorporate Inferred Mineral Resources, which are considered too speculative geologically to be classified as Mineral Reserves. There is no certainty that the results of the Initial Assessment will be realized.

Looking ahead

With the completion of the Feasibility Study, the Kabanga Nickel Project is advancing into execution readiness. Lifezone is now focused on progressing the remaining technical and commercial workstreams required ahead of the Final Investment Decision. Key priorities include finalizing critical path permitting and progressing competitive tender processes for contract mining, bulk earthworks and resettlement housing to establish execution certainty and finalize pricing.

Additional technical work is planned to further de-risk the mine plan, confirm infrastructure design and prepare for early works execution. This includes advancing detailed underground mine design, refining ventilation systems and completing procurement planning for long-lead items.

To support project development, Lifezone is pursuing a diversified funding strategy that includes a mix of equity, strategic partnerships and project-level debt. Engagements are ongoing with development finance institutions, commercial lenders and potential strategic investors. The project’s robust economics, low operating costs and alignment with global critical minerals priorities position Kabanga as a strong candidate for sustainable financing. Lifezone expects to finalize the funding package following the completion of Final Investment Decision-enabling activities.

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Qualified Persons

The “Feasibility Study – Technical Report Summary Kabanga Nickel Project” is dated July 18, 2025 and was prepared by DRA Projects (Pty) Ltd. and Sharron Sylvester in accordance with the United States Securities and Exchange Commission’s (Modernized Property Disclosure Requirements under Subpart 229.1300 of Regulation S-K and Item 601(b)(96). The purpose of the Feasibility Study is to declare Mineral Reserves and to provide an independently validated assessment of the Project’s technical and economic viability.

Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), is employed as Technical Director – Geology, OreWin Pty Ltd, and was responsible for the preparation of the sections relating to geology and Mineral Resources as the QP (individual).

DRA is a third-party firm comprising mining experts in their respective fields in accordance with 17 CFR § 229.1302(b)(1).

Lifezone has determined that the appointed consultants meet the qualifications specified under the definition of QP in 17 CFR § 229.1300.

Refer to Table 2-1 of the Feasibility Study Technical Report Summary for additional detail on the QPs’ responsibility per report section.

Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com

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About Lifezone Metals

Lifezone Metals Ltd. (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

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Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing it with our Hydromet Technology as we develop Kabanga, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation.

Through our US-based recycling partnership, we are working towards applying our Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries.

Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” “or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters, provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources and reserves at, the Kabanga Nickel Project, and other statements that are not historical facts.

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These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; reliability of sampling; success of any pilot work; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, future operating results, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources and reserves at the Kabanga Nickel Project; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE or other U.S. national securities exchange; our ability to comply with applicable laws and regulations; stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC); meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity.

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.

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